Exhibit (a)(1)(ii)
Offer to Purchase
CPG CARLYLE FUND, LLC
805 THIRD AVENUE
 NEW YORK, NEW YORK  10022
OFFER TO PURCHASE UP TO $43,530,200 IN OUTSTANDING
CLASS A UNITS AND CLASS I UNITS AT NET ASSET VALUE
 DATED SEPTEMBER 26, 2016
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON MONDAY, OCTOBER 24, 2016, AT 12:00 MIDNIGHT, NEW YORK TIME,
 UNLESS THE OFFER IS EXTENDED
If you do not want to sell your Units at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of CPG Carlyle Fund, LLC:
CPG Carlyle Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $43,530,200 of Class A Units and Class I Units, in the aggregate, pursuant to tenders by investors at a price equal to their net asset value as of December 31, 2016, less any Early Repurchase Fee (as defined below).  (As used in this Offer, the term "Unit," or "Units," as the context requires, shall refer to the Class A and Class I units of beneficial interest of the Fund representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period for any reason beyond December 31, 2016, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's First Amended and Restated Limited Liability Company Agreement, dated November 5, 2015 (the "LLC Agreement").
Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between July 31, 2016 (the most recent date as of which net asset value is available) and December 31, 2016, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units.  Tendering investors should also note that although the tender offer expires on October 24, 2016, they remain investors in the Fund until December 31, 2016, when the net asset value of their Units is calculated.  The Fund determines the net asset value at least monthly based on the carrying amount (i.e., book value) of CPG Carlyle Master Fund, LLC's (the "Master Fund") interest in the underlying investment funds in which the Master Fund invests, as determined by reference to the most recent balance sheet, statement of capital account or other valuation provided by the investment fund managers, as of or prior to the relevant valuation date; provided, that such values will be adjusted for any other relevant information available at the time the Master Fund values its portfolio, including capital activity and material events occurring between the reference dates of the underlying investment fund managers' valuations and the relevant valuation date.  Any tendering investors that wish to obtain the most current net asset value of their Units on this basis should contact Central Park Group at (212) 317-9200.
Investors desiring to tender their Units of the Fund in accordance with the terms of the Offer should complete, sign and return the enclosed Letter of Transmittal in the manner set forth below.
IMPORTANT
Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Units.  Investors must make their own decisions whether to tender Units, and, if so, how many Units to tender.
Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, UMB Fund Services, Inc. ("UMB"):
CPG Carlyle Fund, LLC
c/o UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, Wisconsin 53212
Phone:	(212) 317-9200
Fax:	(816) 860-3140
Attention:	Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5

2.	Offer to Purchase and Price	6

3.	Amount of Tender	8

4.	Procedure for Tenders	8

5.	Withdrawal Rights.	9

6.	Purchases and Payment	9

7.	Certain Conditions of the Offer	11

8.	Certain Information About the Fund	12

9.	Certain Federal Income Tax Consequences	12

10.	Tax Basis Methodology	14

11.	Miscellaneous	14

Summary Term Sheet
●	As we said in your Fund's offering documents, we will buy your Units at their aggregate net asset value, less any Early Repurchase Fee (as defined below). The net asset value per Unit of a class is equal to the value of the Fund's assets attributable to such class minus the Fund's liabilities attributable to that class divided by the number of outstanding Units of that class. This Offer will remain open until the end of the day on October 24, 2016, at 12:00 midnight, New York time. Net asset value will be calculated for this purpose on December 31, 2016 (the "Valuation Date").
●	The Fund invests substantially all of its assets in the Master Fund, a separate Delaware limited liability company also registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund has the same investment objective and identical investment policies as those of the Fund. In light of the master-feeder investment structure, to satisfy tender requests, the Fund will seek to liquidate a portion of its investment in the Master Fund pursuant to a separate tender offer conducted contemporaneously by the Master Fund.
●	You may tender some or all of your Class A Units and/or Class I Units. Investors who tender all or a portion of their Units prior to holding such Units for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Units repurchased by the Fund (the "Early Repurchase Fee").
●	Repurchases of Units by the Fund will be made in the form of promissory notes. Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Units determined as of the Valuation Date, less any applicable Early Repurchase Fee. Any promissory notes provided to investors in payment for tendered Units will not be transferable. The delivery of such promissory notes will generally be made promptly (within approximately seven business days) after October 24, 2016. Payment of the promissory notes will be made as promptly as practicable after the applicable Valuation Date.
●	An investor tendering for repurchase less than all of its Units must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Units that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Units of the Fund.
●	If the Offer is oversubscribed by investors who tender Units, the Fund may extend the repurchase offer period and increase the amount of Units that it is offering to purchase, repurchase a pro rata portion of the Units tendered or take any other action permitted by applicable law.
●	Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect units of underlying investment funds as well as other illiquid securities, to investors on a pro rata basis. The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value. The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that the option will be exercised by the Fund.
●	Following this summary is a formal notice of our offer to purchase your Units. Our offer remains open to you until the end of the day on October 24, 2016, at 12:00 midnight. Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase. If we do not accept your Units by the end of the day on October 24, 2016, at 12:00 midnight, you may still withdraw your Units at any time after November 21, 2016, so long as your offer has not been accepted.
●	If you would like us to purchase your Units, you should complete, sign and return a Letter of Transmittal, enclosed with our offer, in the manner set forth in the enclosed Cover Letter and Letter of Transmittal, so that it is received before the end of the day on October 24, 2016, at 12:00 midnight. Of course, the net asset value of the Fund (and, therefore, the net asset value of the Units held by each investor) is likely to change between July 31, 2016 and December 31, 2016, when the value of your Units will be determined for purposes of calculating your purchase price. The net asset value of your Units is determined at least monthly and may be determined more frequently.
●	If you would like to obtain the most current net asset value of your Units, you may contact Central Park Group at (212) 317-9200.
●	Please note that just as you have the right to withdraw your Units, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on October 24, 2016, at 12:00 midnight. Also realize that although the tender offer expires on October 24, 2016, tendering investors remain investors in the Fund until December 31, 2016, when the net asset value of their Units is calculated.
●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal. To assure good delivery, please send the Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.
1.            Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Units as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, dated May 2016 (as supplemented, the "Confidential Memorandum"), and the LLC Agreement.  The Confidential Memorandum and the LLC Agreement, which were provided to each investor in advance of subscribing for Units, provide that the Directors have the discretion to determine whether the Fund will repurchase Units from investors from time to time pursuant to written tenders.  The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Units from investors on a quarterly basis, such that each repurchase offer apply to up to 5% of the aggregate net assets of the Fund.
Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement.
The purchase of Units pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Units.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.
The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer.
Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.
2.            Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $43,530,200 of those outstanding Units that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on October 24, 2016, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date").  The purchase price of a Unit tendered will be its net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Unit tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6 and, in each case, less any Early Repurchase Fee.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The table below shows, for Class A Units and Class I Units, the net asset value, as of July 31, 2016, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:
	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of July 31, 2016	as of July 31, 2016

June 2013	$313,586	N/A
July 2013	$307,689	$304,486
August 2013	$294,565	$291,358
September 2013	$290,923	$287,613
October 2013	$290,385	$286,937
November 2013	$284,585	$281,066
December 2013	$279,512	$275,916
January 2014	$274,525	$270,859
February 2014	$276,675	$272,844
March 2014	$272,582	$268,673
April 2014	$270,666	$266,652
May 2014	$270,547	$266,399
June 2014	$269,564	$265,299
July 2014	$266,096	$261,755
August 2014	$267,488	$262,993
September 2014	$264,578	$260,002
October 2014	$265,859	$261,130
November 2014	$265,080	$260,234
December 2014	$265,316	$260,337
January 2015	$261,192	$263,684
February 2015	$260,890	$263,248
March 2015	$256,018	$258,205
April 2015	$254,742	$256,789
May 2015	$251,676	$253,570
June 2015	$249,838	$251,592
July 2015	$246,365	$247,972
August 2015	$246,365	$247,849
September 2015	$248,860	$250,233
October 2015	$253,390	$254,661
November 2015	$251,046	$252,178
December 2015	$251,971	$252,981
January 2016	$254,459	$255,352
February 2016	$255,552	$256,320
March 2016	$254,780	$255,418
April 2016	$254,827	$255,336
May 2016	$255,017	$255,399
June 2016	$255,110	$255,365
July 2016	$252,723	$252,848
As of the close of business on July 31, 2016, the net asset value per Unit of the Class A Units and Class I Units was $13.26 and $27.63, respectively.  As of the close of business on August 1, 2016, the aggregate net asset value of the Fund was $870,603,355.  The Fund determines its net asset value at least monthly and may determine its net asset value more frequently.  Investors may obtain the most current information regarding the net asset value of their Units by contacting Central Park Group at (212) 317-9200.  Of course, the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between July 31, 2016 and December 31, 2016, when the value of the Units tendered by investors will be determined for purposes of calculating the purchase price of such Units and the time that investors will cease to be investors in the Fund.
3.            Amount of Tender.  Subject to the limitations set forth below, investors may tender all or some of their Units.  However, if an investor does not tender all of such investor's Units, the investor's remaining account balance (i.e., the investor's account balance determined as of July 31, 2016, less the dollar amount of the investor's tender) must be equal to at least $25,000.  If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between July 31, 2016 and December 31, 2016, your remaining account balance as of December 31, 2016, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Units being tendered.
If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $43,530,200 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $43,530,200 of Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Units permitted to be accepted pursuant to Rule 13e‑4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  Based on the July 31, 2016 net asset value of the Fund, Mitchell A. Tanzman, one of the Fund's Directors and the Fund's Principal Executive Officer, and Michael Mascis, the Fund's Principal Accounting Officer, beneficially own Units with a net asset value of $255,549 and $63,887, respectively, and do not intend to tender in the Offer.
4.            Procedure for Tenders.  Investors wishing to tender Units pursuant to the Offer should complete, sign and return a Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal.  The completed and executed Letter of Transmittal must be received no later than the Expiration Date.  The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission.
If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of their Letter of Transmittal in the manner set forth therein.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering Units.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Unit or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
5.            Withdrawal Rights.  Any investor tendering Units pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after November 21, 2016, if Units have not then been accepted by the Fund.  To be effective, any notice of withdrawal must be timely received.  A form of notice of withdrawal is available by calling the Fund at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Units may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming the receipt of any notice of withdrawal.  If you fail to confirm receipt of a notice of withdrawal, there can be no assurance that any withdrawal you may make will be honored by the Fund.
6.            Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Units that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Units.  As stated in Section 2 above, the purchase price of a Unit tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date, less any Early Repurchase Fee.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.
Investors may tender all or some of their Units (subject to their maintenance of a minimum account balance as described in Section 3 above).  In either case, repurchases of Units by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note").  Each tendering investor will receive a Note entitling the investor to receive the value of the investor's repurchased Units determined as of the Valuation Date.  The delivery of such Notes will generally be made promptly (within approximately seven business days) after the Expiration Date.  Payment of the Notes will be made as promptly as practicable after the applicable Valuation Date.  The Directors of the Fund believe that payment of an investor's tender amount in the form of a Note is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being prorated.  The Notes will be held for investors by UMB, will not be transferable, will not bear interest and generally will be payable in cash in the manner set forth below.
As described in the Fund's Confidential Memorandum, the Fund does not impose any charges in connection with repurchases of Units unless the Unit is held for less than one year.  The Early Repurchase Fee will be charged by the Fund with respect to its repurchase of Units from an investor at any time prior to the day immediately preceding the one-year anniversary of the investor's purchase of the Units.  For illustrative purposes, an investor that subscribes for Units on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter).  The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund's remaining investors.  Units tendered for repurchase will be treated as having been repurchased on a "first in-first out" basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Fee, Units repurchased by the Fund will be deemed to have been taken from the earliest Units purchased by an investors.  The Early Repurchase Fee may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor.
The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in the Master Fund's ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.
The Fund will deposit the amounts payable under the Notes in separate accounts with UMB.  The cash payments described above (the "Cash Payments") will be made by wire transfer directly to an account designated by the tendering investor.
The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Units acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain liquid securities, the proceeds of withdrawals from the Master Fund, possible borrowings and the proceeds of sales of new Units.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, during periods of financial market stress, if the Master Fund is limited or otherwise unable to dispose of interests in underlying investment funds, or because the Fund or the Master Fund has been precluded from borrowing under a credit facility either because of a default by the Fund or the Master Fund or a failure by the Fund or the Master Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.
Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect interests in underlying investment funds as well as other securities that are illiquid or difficult to value, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.
7.            Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.
The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund or the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's or the Master Fund's investment objectives and policies; (b) the separate tender offer conducted contemporaneously by the Master Fund is canceled, amended or postponed; (c) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund or the Master Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund or the Master Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over‑the‑counter market where the Fund or the Master Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund or the Master Fund, (vi) material decrease in the net asset value of the Fund or the Master Fund from the net asset value of the Fund or the Master Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund, the Master Fund or their investors if Units tendered pursuant to the Offer were purchased; (d) the independent Directors of the Fund or the Master Fund determine to liquidate the Fund or the Master Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund or the Master Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's or the Master Fund's portfolio, and the projected aggregate expense ratio of the Fund or the Master Fund following consummation of the Offer; or (e) the independent Directors of the Fund or the Master Fund determine that it is not in the best interest of the Fund or the Master Fund to purchase Units pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(c)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.
8.            Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.  The Fund's Directors are:  Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg.  Their address is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.  Mr. Tanzman is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with the Adviser.
The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser, except that, effective August 1, 2016, Sharon J. Weinberg was appointed by the Board as a Director of the Fund; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.
During the past 60 days, the only transactions involving the Units that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser were subscriptions by investors of $10,393,678 and $6,794,500 of Class A Units and Class I Units, respectively.
9.            Certain Federal Income Tax Consequences.  The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Units by the Fund pursuant to the Offer.  All investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.
The repurchase of Units pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend."  In general, the transaction should be treated as a sale or exchange of the Units, if the receipt of cash results in a meaningful reduction in the investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.
If the repurchase of your Units qualifies for sale or exchange treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Units repurchased.  Such gain or loss will be a capital gain or loss if the relevant Units sold have been held by you as capital assets and generally will be treated as a long-term capital gain or loss if you held your repurchased Units for more than one year, or as a short-term capital gain or loss if you held your repurchased Units for one year or less.  However, if you tender Units on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and you held the repurchased Units for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.  Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Units repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar units within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Units.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.  The deductibility of capital losses is subject to statutory limitations.
If the repurchase of your Units does not qualify for sale or exchange treatment, you may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Units.  In such case, the tax basis in the Units tendered to the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Units, will be transferred to any remaining Units held by you.
The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding.  Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status.  Backup withholding is not an additional tax.  Any such amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.
Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction."  A transaction may be a "reportable transaction" based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual investor or $10 million or more for a corporate investor).  Significant penalties may apply upon a failure to comply with this disclosure obligation.  All tendering investors should consult their own tax advisers concerning possible disclosure obligations with respect to their tender of the Units.
Investors who sell their Units pursuant to the Offer may be subject to state, local and/or foreign taxes.  All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Units pursuant to the Offer.
10.            Tax Basis Methodology.  The Fund generally will be required to report to the IRS and furnish to investors the cost basis and holding period for each respective investor's Units repurchased by the Fund.  The Fund has elected the average cost method as the default cost basis method for purposes of this requirement.  If you wish to accept the average cost method as your default cost basis calculation method in respect of Units in your account, you do not need to take any additional action.  If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of your Units, you must contact UMB at the address and phone number set forth on page 2 to obtain and complete a cost basis election form.
The cost basis method that an investor elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer.  Investors should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.
11.            Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
Each of the Fund and the Master Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth on page 2 or from the SEC's website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.